Exhibit 4.64

LETTER OF CREDIT FACILITY AGREEMENT

THIS FACILITY AGREEMENT made this 18 day of December Two Thousand and Ten BETWEEN Bharat Aluminium Company Limited a public limited company within the meaning of the Companies Act, 1956 and having its Registered Office at Aluminium Sadan, Core 6-Scope Office Complex, 7 Lodhi Road, New Delhi-1l0003__and Plant and Works at Balco Nagar, Korba in the State of Chhattisgarh-495684, India (the “Company”, which expression shall, unless it be repugnant to the subject or context thereof, include its successors and permitted assigns) of the ONE PART

AND

ICICI Bank LIMITED, a public company within the meaning of the Companies Act, 1956 and a banking company within the meaning of the Banking Regulation Act, 1949 and having its Registered Office at Landmark, Race Course Circle, Vadodara 390 007 and its Corporate Office at ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 and its Zonal/Regional/Branch Office at Korba (“ICICI Bank”, which expression shall, unless it be repugnant to the subject or context thereof, include its successors and assigns) of the OTHER PART.

ARTICLE I

DEFINITIONS

In the Facility Agreement and the General Conditions, unless there is anything repugnant to the subject or context thereof, the expressions listed below shall have the following meanings viz:

(a)	“Applicable Rate” means the rate specified as Applicable Rate of Interest in the Schedule I hereto.

(b)	“Applicable Rate of Exchange” means -

i) in case a forward exchange contract /swap has not been booked by the Company with ICICI Bank, the applicable foreign currency bill selling rate of ICICI Bank prevailing on the Date of Crystalisation. Provided however, that if the relevant rate of exchange not quoted or not available for any reason on such days, then the rate prevailing on the immediately next Business Day when such rate shall be quoted or be available shall be the applicable rate of exchange;

ii) the forward exchange contract /swap rate in case a forward exchange contract /swap has been booked by the Company with ICICI Bank.

(c)	“Bills Outstanding” means the sum of the payments due from the Company under the LCs for which the Documents have been presented to ICICI Bank but reimbursement/payment has not yet been made by the Company to ICICI Bank.

(d)	“Bills” means bills of exchange drawn under LCs.

(e)	“Business Day” means a day on which the Corporate office of ICICI Bank or such other office as may be notified by ICICI Bank to the Company, is open for normal business transactions.

(f)	“Commitment” means the period between the date of LC opening and the last date for presentation of documents as mentioned in the LC.

(g)	Bank under the LC in the case of a Sight LC, or the date of maturity in the case of a Usance LC.

(h)	“Credit Arrangement Letter (CAL)” means the letter number CBG/2010/CMOG No. 01/W01MUM/28117 dated 08.09.2010 and CBG/2010/CMOG No. 01/W01MUM/29705 dated 24.11.2010 issued in connection with sanction of the Facilities. The CAL shall be read in conjunction with the provisions of this Agreement and shall form an integral part of this Agreement. All references to this Agreement shall include the reference to CAL wherever applicable. To the extent of any inconsistency or repugnancy, the contents of this Agreement shall prevail to all intents and purposes. The expression “CAL” shall include all amendments to the CAL.

(i)	“Defaulted Amounts” -shall have the meaning ascribed thereto in Section 2.3(e) hereof.

(j)	“Date of Crystalisation” means the 10th day after the date of receipt of Documents by ICICI

(k)	“Documentary Credit Application/(s)” means the Company’s application/(s) to ICICI Bank for opening LC and all supporting documents furnished by the Company in respect thereof to ICICI Bank.

(l)	“Documents” mean the documents as specified under LC (including the Bills) and drawn up in accordance with the terms of the LC opened under the Facility.

(m)	“Due Date” means, in respect of any amount payable under the Facility Agreement, the date on which such amount falls due in terms of the Facility Agreement.

(n)	“Facility” shall have the meaning ascribed thereto in Section 2.1 hereof.

(o)	“FEDAI” means Foreign Exchange Dealers Association of India.

(p)	“General Conditions” means the General Conditions—LC applicable to Letter of Credit Facilities provided by ICICI Bank. The Facility hereby agreed to be provided by ICICI Bank shall be subject to the Company complying with the terms and conditions set out herein and also in the General Conditions, which is annexed hereto. The General Conditions shall be deemed to form part of the Facility Agreement and shall be read as if they are specifically incorporated herein.

(q)	“Goods” mean goods described in the Documentary Credit Application.

(r)	“ICICI Bank Base Rate” means the percentage rate per annum decided by the Bank from time to time and announced / notified by the Bank from time to time as its Base rate.

(s)	“LC outstanding” means the sum of the value of all the LCs opened by ICICI Bank on behalf of the Company for which the Documents have hot been presented to ICICI Bank.

(t)	“Letter of Credit” or “LC” means the Letter of Credit issued/opened by ICICI Bank as per the Documentary Credit Application under the Facility.

(u)	“Project” means the aluminum smelter plant of a capacity of 325,000 tonnes per annum being set up by the Borrower at Korba in Chhattisgarh, India and also the setting up of the captive power plant of 1200 mega watt being set up by the Borrower.

(v)	“RBI” means Reserve Bank of India.

(w)	“Sight LC” means the LC which provides for payment by ICICI Bank to the negotiating bank on presentation of Documents drawn under the LC.

(x)	“Suppliers” means the suppliers of Goods as per the terms of the LC.

(y)	“SWIFT” means Society for World Wide International Financial Telecommunications

(z)	“Usance LC” means the LC which provides for payment on maturity as per the terms of the L.C.

All capitalised terms used but not defined in the Facility Agreement shall have the respective meanings assigned to them under the General Conditions.

ARTICLE II

AMOUNT AND TERMS Of FACILITY

2.1	AMOUNT

At the request of the Company, ICICI Bank has agreed to open Letters of Credit in foreign currencies in favour of the Suppliers for amounts equivalent in the aggregate to Rs. 2.50 billion (“the Facility”) from time to time, on the terms and conditions contained herein as also in the General Conditions and Documentary Credit Application(s).

Provided that the sum total of LC Outstanding and Bills Outstanding under the Facility shall not at any point of time exceed the amount of the Facility.

2.2	COMMISSION/CHARGES

a) The Company shall pay to ICICI Bank non-refundable commissions/charges in respect of the LCs at the rate and on the dates specified in the Schedule I hereto.

(b) The Company shall also pay to ICICI Bank on demand the charges that may be levied as per FEDAI rules in force from time to time for any early/late delivery of the relevant foreign exchange/currency under the forward exchange contract, if any, booked by the Company.

2.3	PAYMENTS AND INTEREST

(a)	The Company shall accept and /or pay all Bills drawn pursuant to the terms of the LCs and pay for all the Documents negotiated thereunder in accordance with the terms thereof, as also any payment made or liability incurred by IClCI Bank under the LC and/or the Facility on behalf of the Company, together with interest, costs, charges and expenses due to ICICI Bank in respect thereof as hereinafter mentioned.

(b)	The Company shall make due payment/reimbursement to ICICI Bank of the amount payable/paid by ICICI Bank in respect of the Company’s liability under the-

(i)	Sight LC, on presentation of Documents; and

(ii)	Usance LC, on the date of its maturity.

(c)	The Company shall pay to ICICI Bank interest on amounts paid by ICICI Bank in respect of the Company’s liability under the Sight LC at the Applicable Rate for the period from the date of payment by ICICI Bank under the Sight LC upto the date of payment/reimbursement by the Company or the Date of Crystalisation, whichever is earlier and such interest shall be payable on the date of payment/reimbursement by the Company of the amounts payable under the LC or the Date of Crystalisation, as the case may be.

(d)	If, on default by the Company in paying / reimbursing amounts paid/payable by ICICI Bank in respect of the Company’s liability under the LCs on the Date of Crystalisation, ICICI Bank is called upon/required to pay or paid, all or any of the monies in pursuance of the LCs, the Company shall forthwith pay to ICICI Bank, all amounts payable or as the case may be, paid by ICICI Bank under the LCs.

(e)	Notwithstanding the above and without prejudice to ICICI Bank’s rights under the Facility Agreement, ICICI Bank shall be at liberty to crystalise on the Date of Crystalisation, the Company’s outstanding liability in respect of the LCs by converting the foreign currency amount into Rupees, whereupon the Company shall be liable to pay ICICI Bank the Indian Rupee equivalent of such foreign currency amount as calculated at the Applicable Rate of Exchange (the “Defaulted Amounts”) and until such payment by the Company, the same shall unless otherwise agreed to by ICICI Bank in writing be deemed to be on demand loan to the Company.

(f)	The Company shall pay to ICICI Bank interest on the Defaulted Amounts at the

Applicable Rate + 10% over the 1CICI Bank Base Rate. Such interest shall be paid on demand.

(g)	The crystalisation of the Company’s liability and charging of interest at a higher rate as above shall not be deemed to create any right in the Company to default in making payments when due.

(h)	The Company shall pay to ICICI Bank interest on all other monies payable to ICICI Bank under the Facility Agreement, at the Applicable Rate + 10% over the ICICI Bank Base Rate. Such interest shall be payable on the dates specified in Sub-clause (f) above.

(i)	All interest on all monies accruing due under the Facility Agreement shall, in case the same be not paid on the respective Due Dates, carry further interest at the Applicable rate + 10% over the ICICI Bank Base Rate. Such interest will be computed from the respective Due Dates and shall become payable upon the footing of compound interest with quarterly rests and shall be payable on the dates specified in Sub-clause (f) above.

(j)	The interest rates mentioned in Sub-clauses (f), (h) and (i) above shall until creation of full and final security for the Facility as specified in Article IV hereof in favour of ICICI Bank be increased by the same percentage as specified in Section2.2 (b) hereof.

(k)	All provisions in the Facility Agreement shall apply to all payments made by ICICI Bank in pursuance of the LCs.

2.5	COMPUTATION OF INTEREST AND OTHER CHARGES

Interest and all other charges shall accrue from day to day and shall be computed on the basis of 365 days year and the actual number of days elapsed.

2.5	LAST DATE OF UTILISATION

Unless ICICI Bank otherwise agrees, the Borrower can request ICICI Bank for issuance of LCs upto August 24, 2010. The tenor of such LCs shall have a maximum usance period of 3 years from the date of shipment/ dispatch of goods under the LCs.

After August 24, 2010 only amendments to LCs issued within the validity period will be permitted till August 24, 2014.

Maximum commitment period i.e, the period between the date of LC opening and the last date for presentation of documents as mentioned in the LC shall not be more than 720 days. Notwithstanding the above, the total of the maximum commitment period and usance period cannot be beyond August 24, 2014.

2.6	IMPOSTS, COSTS AND CHARGES

a)	The Company shall, bear all interest tax as may be levied from time to time under the Interest Tax Act, 1974 and all other imposts, duties and taxes (of any description whatsoever) as may be levied from time to time by the Government or other authority pertaining to or in connection with the Facility.

b)	The Company shall pay all costs, charges (including legal fees, cost of investigation of title to the Company’s assets and protection of ICICI Bank’s interest), and expenses in any way incurred by ICICI Bank and such stamp duty, other duties, taxes, charges and penalties if and when the Company is required to pay according to the laws for the time being in force.

c)	In the event of the Company failing to pay the monies referred to in sub-clause (a) and (b) above, ICICI Bank will be at liberty (but shall not be obliged) to pay the same. The Company shall reimburse all sums paid by ICICI Bank in accordance with the provisions contained herein.

d)	All payments and reimbursements by the Company under the Facility Agreement shall be made free and clear of and without any deduction, except to the extent that the Company is required by law to make payment subject to any taxes. If any tax or amounts in respect of tax must be deducted, or any other deductions must be made, from any amounts payable or paid by the Company, the Company shall pay such additional amounts as may be necessary to ensure that ICICI Bank receives a net amount equal to the full amount which it would have received had payment not been made subject to tax or other deduction. Provided that, all taxes required by law to be deducted by the Company from any amounts of interest paid or payable under the Facility Agreement shall be paid by the Company when due and the Company shall, within 30 days of the payment being made, deliver to ICICI Bank evidence satisfactory to ICICI Bank (including all relevant tax receipts in originals) that the payment has been duly remitted to the appropriate authority.

2.7	DUE DATE OF PAYMENT

If the Due Date in respect of any amounts including Defaulted Amounts, commission, charges and interest falls on a day which is not a Business Day at the place where the payment is to be made, the immediately preceding Business Day shall be the Due Date for such payment.

2.8	LIQUIDATED DAMAGES ON DEFAULTED AMOUNTS

In case of default in payment of any monies (except liquidated damages) including Defaulted Amounts, commission, charges and interest on their respective Due Dates, the Company shall pay on the defaulted amounts, liquidated damages at the rate of    % per annum for the period of default. Liquidated damages shall be payable in the manner, and on the dates specified in Section 2.3(f) hereof.

2.9	REIMBURSEMENT OF EXPENSES

(a)	The Company shall reimburse all expenses incurred by ICICI Bank under the Facility Agreement within 20 Business Days from the date of notice of demand from ICICI Bank. All such sums shall be debited to the Company’s Facility account and shall carry interest from the date of payment till such reimbursement at the Applicable Rate + 10% over the ICICI Bank Base Rate.

(b)	In case of default in making such reimbursement in accordance with Sub-clause (i) above within 20 Business Days from the date of notice of demand, the Company shall also pay on the defaulted amounts, liquidated damages at the rate of 10% per annum in the expiry of 20 Business Days from the date of notice of demand till reimbursement, in accordance with the provisions of Section 2.8 hereof.

2.10	APPROPRIATION OF PAYMENTS

The Company agrees and confirms that ICICI Bank may at its absolute, appropriate any payments made by the Company under the Facility Agreement, towards the dues payable by the Company to ICICI Bank under the Facility Agreement and/or other financing agreements entered into between the Company and ICICI Bank with respect to this facility, and such appropriation by ICICI Bank shall be final and binding on the Company in all respects.

2.11	PLACE AND MODE OF PAYMENTS AND CREDIT THEREFOR

Notwithstanding anything contained in the Facility Agreement, all monies payable by the Company under the Facility Agreement shall be payable in equivalent rupees in lieu of foreign currencies. For the purpose of this Section the following conditions shall apply:

a)	The Rupee sum shall be the Rupee equivalent of the foreign currencies to be remitted on the Due Dates Inclusive of all commissions or other bank charges and out of pocket expenses as determined by ICICI Bank.

b)	The Rupee sum shall be so paid by the Company as to enable ICICI Bank to realise the amounts at par on the Due Dates.
c)	The Rupee sum shall be paid by the Company to ICICI Bank at their office in Mumbai or to such other places as may be specified by them by telegraphic, telex or mail transfer to the account of such offices or by cheque /bank draft drawn in favour of ICICI Bank on a Scheduled Bank at Mumbai or such other places or to such other accounts as ICICI Bank may notify to the Company and shall be so paid as to enable ICICI Bank to realise the amounts at par.

d)	Credit for all payments by local cheque /bank draft will be given on the immediately next Business Day after the date of receipt of the instrument or the relative Due Date, whichever is later. Credit for all payments by outstation cheque/bank draft will be given only on realisation or on the relative Due Date, whichever is later.

e)	For the purpose of Sub-clause (a) above a statement signed by a designated officer of ICICI Bank shall be sufficient evidence of the Rupee equivalent of the foreign currencies, costs, commission, charges and expenses.

f)	Any difference on account of exchange fluctuations in the rates of foreign currencies involved between the payment made by the Company to ICICI Bank and the actual amounts incurred by ICICI Bank as referred to in Sub-clause (a) above shall be borne by or be given credit to the Company.

2.12	SALE OF PLEDGED GOODS

(a)	On the happening of any of the Events of Default, ICICI Bank shall be entitled without prejudice to any of its other rights contained in the Facility Agreement or under the law and without notice to the Company (which the Company hereby expressly waives), to sell the Goods whether before or after their arrival either by public auction or tender or by private contract and subject to such conditions as ICICI Bank may deem fit to impose, or otherwise dispose of or deal with the Goods or any part thereof and/or with the relative documents of title to Goods in any manner whatsoever, without being bound to exercise any of these powers or liable for any loss in the exercise or non-exercise thereof. The proceeds realised from sale of the Goods or transfer or any document of title, remaining after deducting therefrom the costs and expense of and incidental to such sale or transfer, shall be applied in or towards payment or satisfaction of the amount(s) due to ICICI Bank in respect of any payment made by ICICI Bank under the Facility for the account of the Company, and interest thereon and all costs charges and expenses as hereinabove mentioned. The Company shall accept ICICI Bank’s account of sale or realisation as conclusive evidence both in and out of court as to the amount(s) realised and expenses incurred, and shall pay forthwith any shortfall or deficiency remaining after such application. ICICI Bank shall not be liable to the Company for any loss which may occur pending sale or disposal of the Goods and/or document of title of goods, whether by reason of theft, damage, deterioration or decay of the Goods or depreciation in the value thereof or otherwise whatsoever be the cause.

(b)	The Company agrees and undertakes to sign, execute and deliver to ICICI Bank from time to time on demand made by ICICI Bank, such further or other deeds, documents and writings and do all such acts, matters and things as may be required by ICICI Bank for better perfecting the title of ICICI Bank to the Goods and the Documents covered under the Facility and/or to render the same readily saleable or transferable by ICICI Bank to any purchaser(s) at all time.

2.13	INSURANCE OF THE GOODS

The Company shall keep the Goods further insured from the time of expiry of Insurance cover under the initial policy, or policies of insurance, against all risks which are normally covered for goods of the nature purchased under the Facility as also against such other risk(s) as may be required by ICICI Bank, and in the event of the Company failing to do so, ICICI Bank shall be at liberty to insure the Goods at the cost and expenses of the Company without prejudice to the rights of ICICI Bank hereunder. Until all the dues in respect of the Facility are paid in full, the Company shall forthwith pay ICICI Bank all moneys if received by the Company under any policy or policies of insurance and until payment to ICICI Bank of moneys received by the Company under any policy or policies of Insurance, the Company shall hold the same in trust for ICICI Bank.

2.14	UNDERTAKING BY COMPANY

a)	The Company shall make adequate arrangement for retiring the Documents under the Facility and does not contemplate to seek any financial assistance from ICICI Bank for such purpose.

b)	The Company shall furnish to ICICI Bank at the time of submitting the Documentary Credit Application, the following, duly completed:

i)	Order together with the order confirmation of Supplier, or

ii)	Proforma Invoice of Supplier duly countersigned by the Company; or

iii)	Indent/Offer from Supplier or his authorised agent together with the exchange control copy of the relative Import licence.

c)	The Company undertakes to submit to ICICI Bank the exchange control copy of the relative Customs Bills of Entry within the time limit stipulated by RBI.

2.15	CONFIRMATION BY COMPANY

The	Company agrees, confirms and declares that-

(a)	the Documentary Credit Application shall be deemed to have been accepted when advice thereof has been sent to the beneficiary through SWIFT / Tested Telex / Airmail.

(b)	the date of receipt of Documents by ICICI Bank under the Facility as registered in the records of ICICI Bank shall be conclusive and binding on the Company.

(c)	the negotiations of the Documents drawn under the Facility shall be confined to ICICI Bank.

(d)	the import of Goods is/are not in contravention of Trade Policy/Exim Policy guidelines prescribed by the Government of India from time to time.

(e)	it has a valid Import Export code number assigned by the Director General of Foreign Trade and is authorised to undertake imports of the Goods.

(f)	the transaction covered under the Facility does not Involve and is not designed for the purpose of any contravention or evasion of the provisions of Foreign Exchange Management Act, 1999 or of any rule, regulations, notifications direction or order made thereunder or of any other law, rule, regulation or direction.

(g)	the LC may be amended and/or modified for an increased limit on the Company giving ICICI Bank written instruction for the same and in such an event, such amendment/ modification will be deemed to form part of the Documentary Credit Application and will be governed by the terms hereof and the Company agrees, covenants, records and confirms that it shall be bound by the same as if such amendment/modification including the increased limit had originally constituted the term of the LC.

(h)	the Facility shall be utilised only for the purpose as has been disclosed to ICICI Bank in Documentary Credit Application, unless otherwise previously permitted by ICICI Bank in writing.

2.16	NO LIABILITY

The Company agrees that the transmission of all instructions and communications under the LC and the shipping of Documents and the Goods thereunder is entirely at its risk. ICICI Bank or its correspondents or agents shall not be responsible for any error or delay in such transmission or loss or delay in delivery of the Documents or the Goods.

2.17	INDEMNITY

a.	The Company hereby agrees to pay to ICICI Bank on demand, all costs (including legal costs on full indemnity basis) customs duty, penalty, demurrage, storage charges, clearing and forwarding charges and all other charges and expenses which ICICI Bank may be put to or suffer or incur in connection with the Goods and/or the documents of to Goods covered by the LC including for re-shipment thereof for any reason whatsoever, or in the exercise or enforcement of any right or power hereby conferred or otherwise howsoever, and further agrees and undertakes to hold ICICI Bank safe and harmless and keep it Indemnified against any claim, action or proceedings made or brought against ICICI Bank, its correspondents or agents, as also against any liability or loss incurred or suffered by it, its correspondents or agents by reason of it having established the LC.

b.	The Company hereby agrees to indemnify and keep ICICI Bank indemnified against any liability, loss, damages, costs and expenses (including legal expenses) awarded against or incurred or paid by ICICI Bank as a result of or in connection with ICICI Bank making payment outside India to the Supplier, under the LC, without deducting tax in India whether or not such payment attracts withholding tax in India or requires due certification by a qualified accountant.

2.18	DISCLOSURE

The	Company hereby agrees, confirms and undertakes that:

(1)	ICICI Bank shall, as it may deem appropriate and necessary, be entitled to disclose all or any:

(i)	information and data relating to the Company;

(ii)	information or data relating to the facility or any other credit facility availed / to be availed by the Company from ICICI Bank;

(iii)	obligations assumed / to be assumed by the Company in relation to the Facility;

(iv)	default, if any, committed by the Company in discharge of the aforesaid obligations,

to any agency/credit bureau (the “Agency”) authorised in this behalf by Reserve Bank of India {“RBI”);

(2)	The Agency so authorised may use, process the aforesaid information and data disclosed by ICICI Bank in the manner as deemed fit by them;

(3)	The Agency so authorised may furnish for consideration, the processed information and data or products thereof prepared by them, to banks / financial institutions and other credit grantors or registered users, as may be specified by RBI in this behalf;

(4)	The information and data furnished by the Company to ICICI Bank from time to time shall be true and correct.

2.19	GENERAL

(a)	The Company acknowledges that the rates of further interest hereof are genuine and reasonably charged to them.

(b)	The Company acknowledges that the Facility provided under the Facility Agreement is for a commercial transaction and waives any defence available under usury or other laws relating to the charging of interest.

ARTICLE III

SECURITY

3.1	SECURITY FOR THE FACILITY

The Facility together with all interest, Defaulted Amounts, LC Outstanding, Bills Outstanding, commissions, costs, charges, expenses and other monies whatsoever stipulated in or payable under the Facility Agreement shall be secured by:

1. An exclusive charge by way of hypothecation in favour of ICICI Bank of the Company’s all movable properties, including movable machinery, machinery spares, tools and accessories, imported under the LCs provided to the Borrower under this Agreement.

Exclusive Hypothecation of Goods:

The Company agrees that the Goods shall be deemed to have been hypothecated to ICICI Bank upon delivery of Documents to ICICI Bank or its agents by the Company or by any person on Company’s behalf

3.2	CREATION OF ADDITIONAL SECURITY

If, at any time during the subsistence of the Facility Agreement, ICICI Bank is of the opinion that the security provided for the Facility has become inadequate to cover the Facility then outstanding, then, on ICICI Bank advising the Company to that effect, the Company shall procure, provide and furnish to ICICI Bank, to the satisfaction of ICICI Bank such additional security as may be acceptable to ICICI Bank to cover such deficiency.

3.3	MARGINS

The Company shall during the currency of the facility Agreement, maintain such margin(s) in respect of the Facility as set out in Schedule—I hereto (‘Margin Money”). In the event of default by the Company in payment of any monies due and payable under the Facility Agreement, ICICI Bank shall have the right to appropriate the Margin Money towards such dues.

ARTICLE IV

SPECIAL CONDITIONS

The Facility hereby granted shall also be subject to the Company complying with the special conditions set out in Schedule II hereto.

ARTICLE V

EFFECTIVE DATE OF FACILITY AGREEMENT

The Facility Agreement shall become binding on the Company and ICICI Bank on and from the date first above written. It shall be in full force and effect till all the monies due and payable by the Company under the Facility Agreement and or the LC Outstanding and/or the Bills Outstanding are fully paid off to the satisfaction of ICICI Bank.

SCHEDULE—I

Due Date
Opening Charges	0.35%	—
Retirement Charges	—	—
Other Charges	Amendment charges: Rs. 500/- per LC amended In case of foreign currency Letters of Credit, the following charges will be additional: • SWIFT/communication charges — Rs.500 per LC • Correspondent bank charges including finance charges, if any, shall be charged on actuals. Service tax and other taxes as applicable	—
Applicable Rate of Interest	Nil

MARGIN MONEY—Nil

SCHEDULE—II

SPECIAL CONDITIONS

•

The Borrower shall get this Facility rated by an external Rating Agency before December 31, 2010 as AA (or equivalent). If the rating is “A+, A or A-” (or equivalent), the LC commission shall be revised to 0.75% p.a. with retrospective effect. If the facility is unrated or if the rating is “BBB+” (or equivalent) or below, the LC commission shall be revised to 1.00% p.a. with retrospective effect.

•	Financial arrangement for the project to be in place by March 31, 2011 or any other mutually acceptable date to the satisfaction of the Lender failing which

•

The Sponsor would undertake to bring in adequate support towards the repayment of the Facility or the Borrower would create a debt service reserve account (DSRA) of Rs. 1.00 billion per quarter till the amount in the DSRA is equal to the outstanding under the Facility.

•

As the Borrower is able to achieve financial closure it will earmark an amount equal to the Facility in favor of the Lender to retire the Facility as and when due and payable. On completion of the above to the satisfaction of the Lender the Lender will issue an NOC for ceding exclusive charge on the assets created as Security for the Facility.

IN WITNESS WHEREOF the Company and ICICI Bank have caused the Facility Agreement to be executed in duplicate on the day, month and year first hereinabove written as hereinafter appearing.

*The Common Seal of Bharat Aluminium Company Limited has, pursuant to the Resolution of its Board of Directors passed in that behalf on the 19 day of October 2010 hereunto been affixed in the presence of Shri Mr. Dinesh Mantri and Shri Mr. Prahlad Rawat Directors/Authorised signatories, who have signed these presents in token thereof and Shri                     company secretary/authorized person who has countersigned the same in token thereof.

SIGNED AND DELIVERED by the within named ICICI LIMITED by the hand of                    , its authorised official.

*	In accordance with Articles of Association of the Company.